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                          February 28, 2024

       Lisa Harper
       Chief Executive Officer
       Torrid Holdings Inc.
       18501 East San Jose Avenue
       City of Industry, California 91748

                                                        Re: Torrid Holdings
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on February
16, 2024
                                                            File No. 333-277148

       Dear Lisa Harper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services